UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)

of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports

Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 333-111959-02

CIT EDUCATION LOAN TRUST 2005-1

(Exact name of registrant as specified in its charter)

c/o CHASE BANK USA NATIONAL ASSOCIATION

500 Stanton Christiana Road

FL3/OPS4

Newark, Delaware 19713

(302)552-6479

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

$334,637,000 Series A-1 LIBOR Floating Rate Education Loan Backed Notes

$209,762,000 Series A-2 LIBOR Floating Rate Education Loan Backed Notes

$201,603,000 Series A-3 LIBOR Floating Rate Education Loan Backed Notes

$223,998,000 Series A-4 LIBOR Floating Rate Education Loan Backed Notes

$30,000,000 Series B LIBOR Floating Rate Education Loan Backed Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty

to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)(i)	☐	Rule 12h-3(b)(1)(i)	☐

Rule 12g-4(a)(1)(ii)	☐	Rule l2h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule l2g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☒

Approximate number of holders of record as of December 30, 2005: 20

Pursuant to the requirements of the Securities Exchange Act of 1934, CIT Education Loan Trust 2005-1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 6, 2006

CIT EDUCATION LOAN TRUST 2005-1 By: Education Lending Services, Inc., as Administrator

By:	/s/ Perry D. Moore
Perry D. Moore Executive Vice President-Finance